

October 10, 2014

Via E-mail
Michael G. Barrett
President and Chief Executive Officer
Millennial Media, Inc.
2400 Boston Street, Suite 201
Baltimore, MD 21224

> **Re: Millennial Media, Inc.**
> **Form 10-K for the Year Ended December 31, 2013**
> **Filed March 3, 2014**
> **Response dated September 23, 2014**
> **File No. 001-35478**

Dear Mr. Barrett:

We have reviewed your response letter and have the following comments. Please provide us with the requested information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2013

Note 2. Summary of Significant Accounting Policies

Revenue Recognition and Deferred Revenue, page 70

1. It appears based upon your response that revenue is primarily generated from arrangements involving your MYDAS or mmDSP platforms. Please provide us with the following information to help us better understand your arrangements involving these two platforms:
   a) Clarify if individual campaigns for customers are fulfilled using both MYDAS and mmDSP, and if and how the campaigns or overall arrangement pricing is impacted if both platforms are utilized.
   b) We note that certain of your advertiser clients desire a managed arrangement while other clients need less service. Please tell us in detail the types services you provide under your managed arrangements and how and why the level of services provided may

      differ. In addition, please tell us if and how your advertiser clients may interact directly with MYDAS or mmDSP.

c) Quantify the revenue generated during each year presented from arrangements involving MYDAS and mmDSP. Please further disaggregate these amounts based on the level of service you provide.

d) Provide us with detailed examples of the types of campaigns you provide for your advertiser clients. In order for us to better understand these arrangements, please also provide us with copies of the insertion orders and framework arrangements, as applicable.

e) Help us better understand how pricing is established for each type of campaign. In this regard, please tell us how you establish the price your advertiser clients pay for items such as the number of ads delivered or the number of user clicks and how this price compares to the fee you pay to the developer or publisher for the ad space used. Tell us what knowledge your advertiser clients have of the fees you pay to developers or publishers.

f) Tell us if there are any circumstances in which the price you pay to a developer or publisher for ad space is greater than the price you charge your advertiser client for such space. If so, please clarify if you have any ability to recapture the excess fee from your advertiser client.

g) Provide us with an estimate of the average margin you realize on arrangements involving MYDAS and mmDSP and provide further disaggregated information based on the level of service you provide.

h) We note your disclosure on page 10 of your Form 10-K that you deliver mmDPS on both a managed and a licensed basis to advertisers. Tell us how your advertiser clients use the license for their campaigns. In addition, tell us how you recognize revenues from the license.

      You may contact Joseph Cascarano, Senior Staff Accountant, at 202-551-3376 or Dean Suehiro, Senior Staff Accountant, at 202-551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Justin Kisner, Staff Attorney, at 202-551-3788 or, Kathleen Krebs, Special Counsel, at 202-551-3350 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director